Correspondence

September 29, 2022

Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, DC 20549

Re: Securities and Exchange Commission Staff Comments dated September 16, 2022 regarding Marten Transport, Ltd.

Definitive Proxy Statement on Schedule 14A

Filed March 14, 2022

File No. 000-15010

Ladies and Gentlemen:

We are submitting this letter on behalf of Marten Transport, Ltd. (the “Company”, “we”, or “our”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 16, 2022, relating to the Company’s Definitive Proxy Statement on Schedule 14A submitted to the Commission on March 14, 2022. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in bold.

Our responses are as follows:

Definitive Proxy Statement on Schedule 14A filed March 14, 2022

General

1.

Please expand your discussion to address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Company’s Response:

In all future Definitive Proxy Statements on Schedule 14A, in addition to any material developments to our risk oversight structure, we will expand our discussion to address the circumstances under which we would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether we will seek prior input from shareholders.

2.

Please expand upon the role that your lead independent director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your lead independent director may:

●         represent the board in communications with shareholders and other stakeholders;

●         require board consideration of, and/or override your CEO on, any risk matters; or

●         provide input on design of the board itself.

Company’s Response:

In all future Definitive Proxy Statements on Schedule 14A, in addition to any material developments to our risk oversight structure, we will expand upon the role that our lead independent director plays in the leadership of the board. We will enhance our future disclosure to address whether or not our lead independent director may represent the board in communications with shareholders and other stakeholders, require board consideration of, and/or override our CEO on, any risk matters, or provide input on design of the board itself.

3.

Please expand upon how your board administers its risk oversight function. For example, please disclose:

●         the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;

●         whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;

●         how the board interacts with management to address existing risks and identify significant emerging risks; and

●         whether you have a Chief Compliance Officer and to whom this position reports.

Company’s Response:

In all future Definitive Proxy Statements on Schedule 14A, in addition to any material developments to our risk oversight structure, we will expand upon how our board administers its risk oversight function. In the future, we will disclose the timeframe over which we evaluate risks and how we apply different oversight standards based upon the immediacy of the risk assessed, whether we consult with outside advisors and experts to anticipate future threats and trends, and how often we re-assess our risk environment, how the board interacts with management to address existing risks and identify significant emerging risks, and whether we have a Chief Compliance Officer and to whom this position reports.

Thank you for your review of the submission. If you should have any questions regarding the response letter, please contact Pat Pazderka of Fox Rothschild LLP, our outside legal counsel, at (612) 607-7557.

Sincerely,

Marten Transport, Ltd.

/s/ Timothy M. Kohl
Chief Executive Officer

cc:         Pat Pazderka, Fox Rothschild LLP